EP ENERGY LLC

EVEREST ACQUISITION FINANCE INC.

1001 Louisiana Street

Houston, Texas 77002

June 24, 2015

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

EP Energy LLC

Everest Acquisition Finance Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

EP Energy LLC (the “Issuer”), Everest Acquisition Finance Inc. (the “Co-Issuer,” and together with the Issuer, the “Issuers”) and certain of the Issuer’s subsidiaries (the “Guarantors,” and together with the Issuers, the “Co-Registrants”) have filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) $800,000,000 aggregate principal amount of the Issuers’ 6.375% Senior Notes due 2023 (the “Exchange Notes”) to be offered in exchange for the Issuers’ outstanding 6.375% Senior Notes due 2023 (the “Existing Notes”) and (ii) the guarantees of the Exchange Notes by the Guarantors (the “Guarantees”).  The Co-Registrants are registering the Exchange Notes and the Guarantees in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

Each of the Co-Registrants represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Co-Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.  The Co-Registrants acknowledge that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the

Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Co-Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the corresponding Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Co-Registrants or any of their affiliates to deliver the Exchange Notes.  Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Very truly yours,

EP Energy LLC
Everest Acquisition Finance Inc.
EP Energy Global LLC
EP Energy Management, L.L.C.
EP Energy Resale Company, L.L.C.
EP Energy Gathering Company, L.L.C.
EP Energy E&P Company, L.P.
Crystal E&P Company, L.L.C.

By:	/s/ Marguerite N. Woung-Chapman
Name: Marguerite N. Woung-Chapman
Title: Senior Vice President, General Counsel &
Corporate Secretary

cc:	Catherine L. Goodall, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP